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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

April 12, 2012

Re:	Ally Financial Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-173198

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

Ally Financial Inc., a Delaware corporation (the “Company” or “Ally”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 6 to its Registration Statement on Form S-1 (the “Amendment No. 6”) and the prospectuses included therein (the prospectus relating to the common stock offering, the “Common Stock Prospectus” and the prospectus relating to the tangible units offering, the “Units Prospectus”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated December 22, 2011. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 6 are enclosed and have been marked to show changes from Amendment No. 5 to the Registration Statement filed on December 2, 2011. References to page numbers in our response are to page numbers in Amendment No. 6. Capitalized terms defined in Amendment No. 6 and used in this letter but not otherwise defined herein have the meanings assigned to them in Amendment No. 6.

Mortgage, page 4

1.	We note that you will be reducing the focus on the correspondent mortgage lending channel, which you disclose currently represents approximately 84% of the year-to-date mortgage originations of your mortgage operations. Please revise to disclose whether you expect this change in business strategy to have any material effect on your business operations.

Mr. Christian N. Windsor	2	April 12, 2012

The Company has revised its disclosure on pages 54, 55 and 162 of the Common Stock Prospectus.

Legal Proceedings, page 213

2.	We note that a lawsuit has been filed against GMAC Mortgage on behalf of the State of Massachusetts. Please revise to briefly describe this pending legal proceeding. Refer to Item 103 of Regulation S-K.

The Company has revised its disclosure on page 177 which refers to its updated disclosure of this lawsuit on F-151 of the Common Stock Prospectus.

3.	We note that Massachusetts Attorney General, Martha Coakley, has asked the U.S. Senate Committee on Banking, Housing and Urban Affairs and the U.S. House Committee on Financial Services to investigate “serious misconduct” by Ally Financial Inc. We also note that Congressman Barney Frank has requested a Congressional hearing on similar matters. To the extent there are material developments relating to these possible Congressional hearings, please revise the document to disclose any material information relating to these hearings.

The Company respectfully submits that it has no knowledge of any material developments relating to these hearings to disclose.

Note 24 - Contingencies and Other Risks

Mortgage Foreclosure Matters, page F-86

4.	We note your response to prior comment 5 from our letter dated September 7, 2011, as well as your updated interim disclosures. Your disclosure states that, while a monetary fine is probable and could have a material adverse impact on your results of operations, financial position or cash flows, you are not able to provide an estimate or range of reasonably possible losses related to such matters.

•

Tell us how you considered the guidance in ASC 450-20-25-5 when considering the timing of recording an accrual and your estimate of a possible range of loss related to these matters. Pursuant to the guidance in ASC 450-20-50-1, disclosure of the nature of the accrual, and in some circumstances the amount accrued, would need to be disclosed if it were necessary for the financial statements not to be misleading.

The Company considered the guidance in ASC 450-20, Contingencies – Loss Contingencies, in its entirety when considering the timing of recording an accrual and its ability to estimate a possible range of loss related to these matters. As specified in the Company’s response to comment #5 to the Commission’s letter dated September 7, 2011, it previously concluded that there was no amount within a range of loss that was a better estimate than any other amount due to a wide variety of factors that remained open at the time of the filing of our quarterly financial statements and Amendment No. 5 to our Registration Statement on Form S-1. This wide variety of factors coupled with the extremely fluid nature of discussions with the applicable government agencies and a wide variety of potential outcomes led the Company to conclude, in accordance

Mr. Christian N. Windsor	3	April 12, 2012

with ASC 450-20-50-5, that, for the financial statements not to be misleading, “disclosure was preferable to accrual since a reasonable loss estimate could not be made” for these matters. As a result, the Company did not record a liability for these matters at September 30, 2011.

Management did specifically consider ASC 450-20-25-5 as part of its conclusion to not record a liability at September 30, 2011. This conclusion was not the result of being unable to identify a single amount of loss, but rather, was due to the multiple scenarios under which there was not any one amount that was more likely than another. As a result, the Company disclosed the nature of the contingency, the fact that it believed that a monetary fine was probable and could be substantial, and that it was unable to provide an estimate based on information available at the time, nor were we able to estimate a range of reasonably possible losses in accordance with the guidance in ASC 450-20-50-3 through 50-5.

As disclosed on the Company’s 2011 Form 10-K filed on February 28, 2012, on February 9, 2012, Ally Financial Inc., its subsidiary Residential Capital, LLC (ResCap), and certain other of its mortgage subsidiaries reached an agreement in principle with the federal government, 49 state attorneys general, and 45 state banking departments with respect to these matters (the Settlement). Additionally, on February 9, 2012, Ally Financial Inc. and ResCap also agreed with the Federal Reserve Board on a civil money penalty (CMP) related to the same activities that were subject of the Settlement. The Company recognized a charge of $230 million in the fourth quarter of 2011 related to the Settlement and CMP. Refer to pages 19, 55 and F-138-F-140 in the Common Stock Prospectus for further discussion of the Settlement and CMP.

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The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours,

/s/ Richard J. Sandler

Richard J. Sandler

Mr. Christian N. Windsor	4	April 12, 2012

cc w/ enc:

Matt McNair

Hugh West

David Irving

    Division of Corporation Finance

    U.S. Securities and Exchange Commission

David J. DeBrunner

    Ally Financial Inc.

James J. Clark

Noah B. Newitz

Brian Kelleher

    Cahill Gordon & Reindel LLP